23.4	Consent of SF Partnership, LLC.

To the Board of Directors

Nirek Resources Inc. and Guardians of Gold Inc.

We hereby consent to the inclusion in this Registration Statement on Form S-4/A dated February 27, 2012 of our report dated March 22, 2011 relating to the consolidated balance sheets as of December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2010, and cumulative from inception (June 15, 1996) through to December 31, 2010, except as explained as follows: we did not audit the cumulative data from June 15, 1996 to December 31, 2004. We also consent to the reference to our firm under the heading “Experts” appearing therein.

Toronto, Canada	/s/ SF Partnership, LLP

February 24, 2012	Chartered Accountants